Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
Pop Media Group, LLC
As of March 15, 2019, and March 31, 2018, and for Each of the
Three Fiscal Years in the Periods Ended March 15, 2019, and
March 31, 2018 and 2017
With Report of Independent Auditors

Pop Media Group, LLC
Consolidated Financial Statements
As of March 15, 2019, and March 31, 2018, and for Each of the
Three Fiscal Years in the Periods Ended March 15, 2019 and March 31, 2018 and 2017

Report of Independent Auditors
The Board of Managers
Pop Media Group, LLC
We have audited the accompanying consolidated financial statements of Pop Media Group, LLC, which comprise the consolidated balance sheets as of March 15, 2019 and March 31, 2018, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the eleven and a half months ended March 15, 2019 ("fiscal year ended March 15, 2019" as described in Note 1.) and each of the two fiscal years in the period ended March 31, 2018, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pop Media Group, LLC at March 15, 2019 and March 31, 2018, and the consolidated results of its operations and its cash flows for the eleven and a half months ended March 15, 2019 ("fiscal year ended March 15, 2019" as described in Note 1.) and each of the two fiscal years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

May 23, 2019

Pop Media Group, LLC

Consolidated Balance Sheets
(In Thousands)

	March 15,	March 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$11,157	$11,121
Accounts receivable, net of allowance for doubtful accounts	23,079	22,671
Programming costs, net	23,623	13,446
Prepaid expenses and other current assets	884	941
Total current assets	58,743	48,179

Noncurrent assets:
Property and equipment, net	1,892	3,904
Programming costs, net	44,882	25,354
Amortizable intangible assets, net	5,011	10,021
Goodwill	152,034	152,034
Other assets	183	289
Total assets	$262,745	$239,781

Liabilities and members’ deficit
Current liabilities:
Accounts payable and other accrued liabilities	$15,602	$13,257
Due to related parties	9,416	7,968
Capital lease obligation	726	1,568
Deferred revenue	1,326	1,657
Accrued programming costs	20,610	12,723
Total current liabilities	47,680	37,173

Noncurrent liabilities:
Deferred rent	546	184
Due to related parties	6,733	—
Capital lease obligation	18	739
Accrued programming costs	19,950	13,786
Deferred revenue	999	1,389
Mandatorily redeemable Preferred Units	745,763	638,371
Other accrued liabilities	352	424
Total liabilities	822,041	692,066

Commitments and contingencies

Members’ deficit	(559,296)	(452,285)
Total liabilities and members’ deficit	$262,745	$239,781

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Operations
(In Thousands)

	Fiscal Year Ended
	March 15,	March 31,	March 31,
	2019	2018	2017
Revenues:
Advertising, including related-party advertising of $1,333, $1,787, and $2,036, respectively	$61,837	$65,289	$63,179
Subscriber fees	32,851	44,436	30,282
Other, including related-party revenue of $1,904, $938, and $1,272, respectively	2,224	1,131	1,515
Total revenues	96,912	110,856	94,976

Cost of services:
Programming, including related-party programming of $9,464, $20,509, and $10,309, respectively	54,957	66,163	52,670
Other direct costs	11	47	61
Total cost of services	54,968	66,210	52,731

Operating expenses:
Advertising	17,691	19,900	16,440
Selling, general, and administrative, including related-party expenses of $2,153, $3,170, and $2,196, respectively	32,238	34,200	31,149
Depreciation and amortization	7,444	8,079	7,893
Total operating expenses	57,373	62,179	55,482

Operating loss	(15,429)	(17,533)	(13,237)
Other (expense) income, net	(2)	(8)	12
Interest expense, net	(91,530)	(80,094)	(68,375)

Net loss	$(106,961)	$(97,635)	$(81,600)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Changes in Members’ Deficit
(In Thousands)

	Common Units		Additional
	Number	Amount	Paid-In Capital	Accumulated Deficit	Total

Balance at March 31, 2016	102	$81,791	$—	$(354,841)	$(273,050)
Net loss	—	—	—	(81,600)	(81,600)
Balance at March 31, 2017	102	81,791	—	(436,441)	(354,650)
Net loss	—	—	—	(97,635)	(97,635)
Balance at March 31, 2018	102	81,791	—	(534,076)	(452,285)
Repurchase of common units	(2)	(1,678)	1,628	—	(50)
Net loss	—	—	—	(106,961)	(106,961)
Balance at March 15, 2019	100	$80,113	$1,628	$(641,037)	$(559,296)

See accompanying notes.

Pop Media Group, LLC

Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal Year Ended
	March 15,	March 31,	March 31,
	2019	2018	2017
Operating activities
Net loss	$(106,961)	$(97,635)	$(81,600)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,444	8,079	7,893
Loss (gain) on sale of property and equipment	2	8	(12)
Amortization of programming costs	48,182	60,111	47,507
Allowance for doubtful accounts	(6)	53	(315)
Interest accretion on Preferred Units and 10% dividend	89,392	79,072	67,799
Changes in operating assets and liabilities:
Accounts receivable	(402)	(2,820)	(1,921)
Programming costs	(77,887)	(69,950)	(51,018)
Prepaid expenses and other assets	(83)	30	175
Accounts payable and other accrued liabilities	2,283	6,137	(2,704)
Due to related parties	8,181	3,311	(2,373)
Deferred rent	352	(336)	(332)
Deferred revenue	(721)	2,103	(346)
Accrued programming costs	14,051	6,791	6,762
Net cash used in operating activities	(16,173)	(5,046)	(10,485)

Investing activities
Proceeds from sale of property and equipment	—	18	15
Additions to property and equipment	(424)	(931)	(833)
Net cash used in investing activities	(424)	(913)	(818)

Financing activities
Principal payments of capital lease obligations	(1,563)	(1,460)	(1,350)
Principal receipts from capital sub-lease of property and equipment	246	237	230
Repurchase of common units	(50)	—	—
Capital contribution from preferred unit holders	18,000	12,000	13,000
Net cash provided by financing activities	16,633	10,777	11,880

Net change in cash and cash equivalents	36	4,818	577
Cash and cash equivalents at beginning of fiscal year	11,121	6,303	5,726
Cash and cash equivalents at end of fiscal year	$11,157	$11,121	$6,303

Noncash investing and financing activities
Addition of property and equipment through capital lease	$—	$204	$—

See accompanying notes.

Pop Media Group, LLC
Notes to Consolidated Financial Statements
March 15, 2019
1. Description of Business, Organization and Basis of Presentation, and Liquidity
Description of Business
Pop Media Group, LLC, a limited liability company (“the Company” or “Pop”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. Formerly known as TV Guide Entertainment Group, LLC, in January 2015, the Company was rebranded as Pop, a multi-platform destination dedicated to celebrating the fun of being a fan. The Company includes the operations of its consolidated subsidiaries, which include Pop Media Networks, LLC, Pop Media Properties, LLC, and Pop Media Productions, LLC. The Company conducts substantially all of its business in the United States.
Pop is an entertainment network that features a mix of original and licensed series, specials, and movies. The Company also provides television guidance-related programming, as well as localized program listings and descriptions. The Pop network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers.
Organization and Basis of Presentation
Since 2009, the Company had been owned by Lionsgate Entertainment Corp. (“Lions Gate”) and One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank, N.A. Originally, Lions Gate owned 51% and OEP 49% of the Company. In addition, OEP reserved the option of buying another 1% of the Company under certain circumstances. The Company’s membership interests consisted of 51,000 Preferred Units and 51,000 B‑1 Common Units issued to Lions Gate, and 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) issued to OEP.
On March 26, 2013, CBS Corporation (“CBS”) acquired OEP’s 49% interest in the Company and purchased an additional 1% of Lions Gate’s interest. In connection with the transaction, OEP sold 49,000 Series A Preferred Units and 49,000 of Series B-1 Common Units to CBS, and Lions Gate sold 1,000 Series A Preferred Units and 1,000 Series B-1 Common Units to CBS. Following the transaction, Lions Gate and CBS (the “members”) each own 50% of the Company. The operating agreement contains joint control rights, as well as certain transfer restrictions and exit rights.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

1. Description of Business, Organization and Basis of Presentation, and Liquidity (continued)
On March 15, 2019, the Company repurchased the 2,371 Series B-2 Common Units owned by a former employee for $50,000. Also on March 15, 2019, CBS acquired Lions Gate’s 50% interest in the Company for $50 million in cash (“CBS Acquisition”) and in connection therewith, all of the mandatorily redeemable Preferred Units and related accumulated dividends owned by CBS and Lions Gate were extinguished. These consolidated financial statements represent the activities of the Company for the eleven and a half months ended March 15, 2019 immediately prior to the closing of the CBS Acquisition. Such period is referred to in these consolidated financial statements as the fiscal year ended March 15, 2019.
Liquidity
CBS has committed to support, if required, the Company’s ability to continue as a going concern through May 23, 2020. After considering this commitment and CBS’ financial position, management expects there to be sufficient cash flow to sustain the operations of the Company through at least that date and, accordingly, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Reclassifications
The Company has made certain reclassifications to the prior fiscal year’s consolidated financial statements to conform to classifications in the current fiscal year. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.
Advertising Revenues
Advertising revenues are earned and recognized when the advertising unit is aired or displayed on the Company’s distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized for the actual audience impressions delivered. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides additional advertising time to the advertiser until the minimum audience guarantees have been met. A liability is recorded for the amount of the contractual fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees
The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for subscriber fees, generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of Pop Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned. The Company defers launch incentive assets (capitalized incentives provided to a cable operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch incentives as a reduction of revenue.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party’s network. Barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units or programming are aired.
For the fiscal years ended March 15, 2019, March 31, 2018, and March 31, 2017, the Company recognized barter revenues and expenses of $0.96 million, $0.73 million, and $0.40 million, respectively; and such amounts are included in advertising revenues and programming cost of services, respectively, in the accompanying consolidated statements of operations.
Advertising Expenses
Marketing and promotion costs to promote the Company’s distribution platforms and the Company’s programs are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. At times throughout the fiscal year and at fiscal year-end, cash balances held at financial institutions were in excess of federally insured limits.
Programming Costs
Acquired and original licensed programs are carried at the lower of unamortized cost or net realizable value. The cost of acquired and original licensed programming is capitalized and a liability is recorded upon acceptance of the episodes acquired that are available for broadcast. Programming costs also include prepayments made for original licensed programs not yet available for broadcast. The liability represents the present value of the contractual cash payments. The portion of the carrying value that will be amortized within one fiscal year is reported in current programming costs, and the remaining portion in noncurrent programming costs on the consolidated balance sheets.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
All produced original programs are classified as noncurrent. Progress payments for produced original programs are recorded as programming costs when paid and are carried at the lower of unamortized cost or fair value.
Capitalized costs of acquired licensed programs are expensed over their license period or expected useful life if shorter on a straight-line basis. Licensed or produced original programs are expensed over their expected useful life on an accelerated basis.
In the regular course of evaluating the remaining usefulness of various programming rights, if a program does not perform well or is otherwise not successful, then it is deemed to have little future programming value. In such instances, any remaining unamortized balance is expensed at the time of the decision to pull the program from the broadcast schedule.
For programs produced in-house by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced in-house are expensed over the economic life of the program in relation to revenues generated. If the content of the program relates to current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced in-house is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, when acquired. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation or amortization are removed from the Company’s consolidated financial statements with the resulting gain or loss reflected in the Company’s consolidated results of operations. Repairs and maintenance expenses are expensed as incurred.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
The estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture, and fixtures	3-7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	5-11 years

The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company in the fiscal year 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value. As discussed below under recent accounting pronouncements, the Company early adopted Accounting Standards Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) on April 1, 2018. The guidance removes the second step of the goodwill impairment test, which requires that a hypothetical purchase price allocation be performed to determine the amount of impairment, if any. Under this new guidance, a goodwill impairment charge is based on the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Under this simplified guidance, the Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2019 and 2018. The carrying value of the Company is negative and accordingly, no goodwill impairment was identified.
Other Assets
Other assets include noncurrent prepaid expenses, security deposits, and a lease receivable for certain property and equipment.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies); therefore, any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company’s tax returns and the amounts of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, included in selling, general, and administrative expenses. The Company paid $32,712, $36,526, and $30,575 for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, respectively.
The Company’s tax returns and the amount of allocable profit or loss are subject to examination by federal taxing authorities for the fiscal year ended March 31, 2016, and forward, and by state taxing authorities for the fiscal year ended March 31, 2015, and forward. If such examinations change the Company’s profits or losses, the income tax liability of the members may also change.
Fair Value of Financial Instruments
The carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in preparing the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the economic useful life for acquired programming amortization; estimating the

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming costs, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the fiscal years ended March 15, 2019, and March 31, 2018, and 2017, no single customer generated revenues in excess of 10% of total revenues. As of March 15, 2019, and March 31, 2018, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectability. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.
The Company primarily applies the income and market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
A fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting ASU relating to the recognition of revenue from contracts with customers, which will supersede most current U.S. GAAP revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 requires additional disclosure around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance, as issued, will be effective for the Company from April 1, 2019, and the Company may apply ASU 2014-09 on a retrospective basis to each prior reporting period presented or on a modified retrospective basis with a cumulative effect of initially applying the new guidance at the date of initial application. The Company is currently evaluating the effect that the adoption of this new guidance will have on its consolidated financial statements and method of adoption.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), a new standard related to accounting for leases. The new standard requires a lessee to recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In addition, the standard requires disclosure to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented. The new standard will be effective for the Company from April 1, 2020 and it may be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and the method of adoption. In January 2017, the FASB issued ASU 2017-04. The objective of ASU 2017-04 is to simplify how an entity is required to test goodwill for impairment. Under current U.S. GAAP, entities are required to test goodwill for impairment using a two-step approach. Under the amendments in ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. ASU 2017-04 is effective for the Company for annual and interim reporting periods beginning April 1, 2021, with early adoption permitted. The Company adopted this new standard effective April 1, 2018.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation referred to as the Tax Cuts and Jobs Act (“Tax Act”). Also in December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. In January 2018, FASB issued FASB Staff Q&A on Topic 740, No. 1, which clarifies that should private companies elect to apply the guidance in SAB 118, such companies would be in compliance with U.S. GAAP. Accordingly, the Company elected to adopt the provisions of SAB 118 for the fiscal year ended March 31, 2018.
In March 2019, the FASB issued guidance that aligns the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. The new guidance also requires that an entity test a film or television program for impairment, when impairment indicators are present, at a film group level, as defined, when the film or license agreement is predominantly monetized with other films and/or license agreements. The impairment by program or as part of a film group, would be measured as the difference between the carrying value of the program individually or as part of a film group and its fair value rather than its net realizable value including acquired and original licensed programming.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)
For public business entities, the new guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, the new guidance effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted and the amendments should be applied prospectively. The Company is currently evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 15, 2019, through the date of issuance, May 23, 2019. There were no material subsequent events other than already disclosed that required recognition or additional disclosure in these consolidated financial statements.
3. Accounts Receivable
Accounts receivable consist of the following (in thousands):

	March 15,	March 31,
	2019	2018

Accounts receivable	$23,687	$23,285
Allowance for doubtful accounts	(608)	(614)
Accounts receivable, net	$23,079	$22,671

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

4. Property and Equipment
Property and equipment consist of the following (in thousands):

	March 15,	March 31,
	2019	2018

Equipment under capital lease	$12,269	$12,435
Furniture and fixtures	1,165	1,160
Computer equipment and software	5,545	5,305
Machinery and equipment	2,073	2,071
Leasehold improvements	3,099	3,099
	24,151	24,070
Less accumulated depreciation and amortization	(22,259)	(20,166)
Property and equipment, net	$1,892	$3,904

Depreciation and amortization expense related to property and equipment was $2.4 million, $2.9 million, and $2.7 million, for the years ended March 15, 2019, March 31, 2018, and 2017, respectively, including amortization of equipment under capital leases of $1.2 million in each year. Accumulated amortization of equipment under capital leases was $11.7 million and $10.7 million at March 15, 2019 and March 31, 2018, respectively. All capitalized software costs were fully amortized as of both March 15, 2019 and March 31, 2018.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

5. Programming Costs
Programming costs consist of the following (in thousands):

	March 15,	March 31,
	2019	2018
Produced programs:
Completed	$3,123	$9,619
In-production	2,711	7,052

Licensed programs:
Acquired and Original	72,588	37,610
Prepaid	13,863	2,525
Total programming costs	86,451	56,806

Accumulated amortization	(23,780)	(18,006)
Total programming costs, net	68,505	38,800

Programming costs, current portion	(23,623)	(13,446)
Programming costs, net of current portion	$44,882	$25,354

The Company estimates that 100% of completed produced programs, net of accumulated amortization will be amortized during the one-year period ending March 15, 2020.
The acquired and original licensed programming costs balance at March 15, 2019 and March 31, 2018, reflects all accepted episodes available for broadcast. There are additional episodes contractually committed under the license or production agreements that will be accepted in future periods. Amortization expense related to all programming costs for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, was $48.2 million, $60.1 million, and $47.5 million, respectively, which includes impairment costs of $4.1 million, $3.7 million, and nil, for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, respectively.
The produced programming costs balance consists of all capitalized costs for episodes in production or completed as of March 15, 2019 and March 31, 2018.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

6. Amortizable Intangible Assets
Amortizable intangible assets consist of customer relationships as follows (in thousands):

	Weighted Average Remaining Life in Years
		Range of Remaining Life in Years	March 15, 2019			March 31, 2018
			Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	1	0-1	$58,440	$(53,429)	$5,011	$58,440	$(48,419)	$10,021

The aggregate amount of annual amortization expense associated with the Company’s intangible assets for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, was $5.0 million, $5.2 million, and $5.2 million. The estimated aggregate amortization expense for the fiscal year ending March 15, 2020, is $5.0 million.
7. Accounts Payable and Other Accrued Liabilities
Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 15,	March 31,
	2019	2018

Accounts payable	$2,623	$1,421
Payroll-related accruals	2,683	4,087
Minimum audience guarantees	6,187	4,754
Advertising accruals	2,958	1,057
Customer credits	320	384
Deferred rent	19	336
Other	1,164	1,642
	$15,954	$13,681

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

8. Accrued Programming Costs
Accrued programming costs represent future minimum payments, as required by contracted license and production agreements, relating to the purchase of programming that has been delivered as of March 15, 2019 and progress payments due for programming that is not yet available to the Company. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.
Accrued programming costs at March 15, 2019 and March 31, 2018, include the present value of payments remaining on delivered licensed episodes using a discount rate of 3.25% to 7.01%.
At March 15, 2019, the Company has accrued for programming costs of $40.6 million, including imputed interest, of which $20.6 million is payable in the fiscal year ending March 15, 2020.
9. Long-Term Obligations
Lease Obligations
Future minimum lease payments under capital and noncancelable operating leases at March 15, 2019 are as follows (in thousands):

	Capital Leases	Operating Leases
Fiscal year ended March 15:
2020	$742	$2,012
2021	12	2,104
2022	—	1,821
2023	—	125
2024	—	—
Thereafter	—	—
Total future minimum lease payments	754	6,062
Less amount representing interest at 6.65% and 7.492% for capital leases	15	—
Net future minimum lease payments	$739	$6,062

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

9. Long-Term Obligations (continued)
The Company leases office premises and equipment. Certain of the Company’s operating leases have renewal options upon the expiration of current terms. The Company’s primary facilities are located in Playa Vista, California; Tulsa, Oklahoma; and New York, New York. Rent expense recorded to general and administrative expense was $1.7 million, $1.3 million, and $1.3 million, for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, respectively.
Other Long-Term Obligations
Other contractual commitments for the fiscal years ending March 15, 2020, 2021, 2022, 2023, 2024, and thereafter are $1.4 million, $1.2 million, $0.4 million, nil, nil, and nil, respectively, relating to service, music rights, and data license agreements.
Future minimum payments for third-party programming that is not yet available to the Company and thus not reflected on the consolidated balance sheet at March 15, 2019 are, by fiscal year, as follows (in thousands):

Fiscal year ended March 15:
2020	$13,958
2021	2,787
2022	1,390
2023	—
2024	—
Thereafter	—
Total future minimum programming payments	$18,135

The Company also has contractual commitments of $12.6 million, $24.3 million, $22.0 million, $5.3 million, and nil for the fiscal years ending March 15, 2020, 2021, 2022, 2023, and 2024, respectively, to be paid to related parties for programming, as discussed in Note 12.
10. Mandatorily Redeemable Preferred Units, and Members’ Deficit
The Company had 100,000 mandatorily redeemable Preferred Units and 100,000 B-1 Common Units outstanding at March 15, 2019.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

10. Mandatorily Redeemable Preferred Units, and Members’ Deficit (continued)
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted through charges to interest expense up to their redemption amounts over the ten-year period to the redemption date. No amounts were paid to the Preferred Unit holders during any period presented. During the fiscal years ended March 15, 2019, and March 31, 2018 and 2017, the Company received contributions of $18.0 million, $12.0 million, and $13.0 million, respectively from the Preferred Unit holders.
The Preferred Units are the only voting units; additionally, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $766.4 million at May 28, 2019. The redemption value as of March 15, 2019, based on the stated value and the dividend earned through that date, is $731.1 million.
As discussed in Note 1, the Preferred Units were extinguished as a result of the CBS Acquisition whereby CBS paid $50 million for the outstanding Common and Preferred Units.
The board of managers has authorized the issuance of up to 8,889 Series B‑2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vest if there is an exit event, as defined, with a return to members upon exit of between 350% and 500% or more of the members’ investment.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

11. Interest Expense
Interest expense, net consists of the following (in thousands):

	Fiscal Year Ended
	March 15, 2019	March 31, 2018	March 31, 2017
Interest expense:
Preferred Units and dividend accretion	$89,392	$79,072	$67,799
Equipment under capital lease	107	206	285
Acquired programming	2,426	748	368
Other	—	203	—
	91,925	80,229	68,452
Interest income	(395)	(135)	(77)
Interest expense, net	$91,530	$80,094	$68,375

12. Related-Party Transactions
Amounts due to related parties totaled $16.1 million and $8.0 million at March 15, 2019 and March 31, 2018, respectively, including $11.0 million and $3.0 million due to Lions Gate and CBS for accrued programming costs at March 15, 2019 and March 31, 2018, respectively. The Company is subject to various advertising and other media agreements with Lions Gate and CBS. For the fiscal years ended March 15, 2019, March 31, 2018, and 2017, under the agreements, the Company recognized $3.2 million, $2.7 million, and $3.3 million in advertising and other ancillary revenues, respectively.
The Company entered into various acquired programming agreements with Lions Gate and CBS. Under the agreements, the Company recognized $9.5 million, $20.5 million, and $10.3 million in programming expenses for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, respectively.

Pop Media Group, LLC
Notes to Consolidated Financial Statements (continued)

12. Related-Party Transactions (continued)
In addition, the Company is charged a shared service fee by Lions Gate for human resources, payroll management, corporate finance, information technology support, and general management services. The shared service fee for each of the fiscal years ended March 15, 2019, March 31, 2018, and 2017, was $0.7 million. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.2 million, $0.2 million, and $0.2 million for each of the fiscal years ended March 15, 2019, March 31, 2018, and 2017. The Company incurred compensation-related charges from CBS of $1.3 million, $1.0 million, and $1.3 million, for the fiscal years ended March 15, 2019, March 31, 2018, and 2017, respectively. The Company also incurred a shared service fee from CBS for sales and affiliation services support of $0.9 million, $2.1 million, and nil, for the fiscal years ended March 15, 2019 and March 31, 2018 and 2017, respectively.
13. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount that the Company might be required to pay by reason thereof, would have a material adverse effect on the consolidated financial condition or future operating results of the Company.
14. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees’ voluntary contributions up to $2,500 per employee through calendar year 2017. Effective January 1, 2018, the discretionary match was changed to 100% of employees’ voluntary contributions up to 4% of compensation each pay period, with a minimum $2,500 employer match per calendar year for eligible employees. The Company incurred charges of $0.5 million, $0.3 million, and $0.3 million for employer matching contributions to the plan for the fiscal years ended March 15, 2019, and March 31, 2018, and 2017, respectively.
15. Supplemental Cash Flow Information
The Company paid $0.8 million, $0.8 million, and $0.6 million in interest for the fiscal years ended March 15, 2019, and March 31, 2018, and 2017, respectively.